

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 16, 2011

Mr. Louis T. Hsieh
President and Chief Executive Officer
New Oriental Education & Technology Group, Inc.
No. 6 Haidian Zhongjie
Haidian District, Beijing 100080
The People's Republic of China

      Re: New Oriental Education and Technology Group, Inc.
               Form 20-F for the fiscal year ended May 31, 2010
               Filed October 14, 2010
               File No. 1-32993

Dear Mr. Hsieh:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               /s/Larry Spirgel
               Assistant Director